Filed by E. I. du Pont de Nemours and Company

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Dow Chemical

Company; E. I. du Pont de Nemours and Company

Commission File No.: 001-00815

Disclaimer By entering this website you acknowledge and agree that you have read the disclaimers set forth below. No Offer or Solicitation The materials on this website are not intended to be and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Important Information About the Transaction and Where to Find It In connection with the proposed transaction, The Dow Chemical Company (“Dow”) and E. I. du Pont de Nemours and Company (“DuPont”) will cause Diamond-Orion HoldCo, Inc. (“HoldCo”) to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Dow and DuPont and that also will constitute a prospectus of HoldCo. Dow, DuPont and HoldCo may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which Dow, DuPont or HoldCo may file with the SEC. INVESTORS AND SECURITY HOLDERS OF DOW AND DUPONT ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Dow, DuPont and HoldCo through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Dow and HoldCo by contacting Dow Investor Relations at 1-800-422-8193 (U.S.A. and Canada) or 1-989-636-1463 (World), and will be able to obtain free copies of the documents filed with the SEC by DuPont and HoldCo by contacting DuPont Investor Relations at 1-302-774-3034. Participants in the Solicitation Dow, DuPont, HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Dow’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Dow’s Form 10-K for the year ended December 31, 2014 and its proxy statement filed on March 27, 2015, which are filed with the SEC. Information regarding DuPont’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in DuPont’s Form 10-K for the year ended December 31, 2014 and its proxy statement filed on March 23, 2015, which are filed with the SEC. A more complete description will be available in the registration statement on Form S-4 and the joint proxy statement/prospectus. Cautionary Notes on Forward Looking Statements This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21 E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the merger, (ii) the ability of Dow and DuPont to integrate the business successfully and to achieve anticipated synergies, risks and costs and pursuit and/or implementation of the potential separation, including timing anticipated, any changes to the configuration of businesses included in the potential separation if implemented, (iii) potential litigation relating to the proposed transaction that could be instituted against Dow, DuPont or their respective directors, (iv) the risk that disruptions from the proposed transaction will harm Dow’s or DuPont’s business, including current plans and operations, (v) the ability of Dow or DuPont to retain and hire key personnel, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (vii) uncertainty as to the long-term value of HoldCo common stock, (viii) continued availability of capital and financing and rating agency actions, (ix) legislative, regulatory and economic developments and (x) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Dow’s or DuPont’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Dow nor DuPont assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.Third Party InformationThis website may contain or refer to news, commentary and other information relating to Dow, DuPont or HoldCo generated by, or sourced from, persons or companies that are not affiliated with Dow, DuPont or HoldCo. The author and source of any third party information and the date of its publication are clearly and prominently identified. Dow, DuPont and HoldCo have neither sought nor obtained permission to use or quote such third party information. Dow, DuPont and HoldCo have not assisted in the preparation of the third party information, cannot guarantee the accuracy, timeliness, completeness or availability of the third party information, and does not explicitly or implicitly endorse or approve such information.I agree to the terms and conditions.

A Powerful Combination Unlocking Exceptional Value Resources Highly synergistic transaction expected to result in runrate cost synergies of approximately $3 billion, which are projected to create approximately $30 billion of market value Approximately $1 billion in growth synergies are also expected to be achieved Combined market capitalization will be approximately $130 billion at announcement Andrew N. Liveris will be named Executive Chairman and Edward D. Breen will be named CEO of combined company; Advisory Committees will be established for each business Dow and DuPont shareholders will each own approximately 50 percent of the combined company, on a fully diluted basis, excluding preferred shares . Press Release Projected $30B in market value based on assumption of an EV/EBITDA multiple of 10x on the $3B in synergies. 1 1 VIEW THE FAQ. LINK TO WEBCAST Investor Presentation Dec. 11, 2015 Merger Fact Sheet Dec. 11, 2015 Edward D. Breen, Chairman and CEO of DuPont, and Andrew N. Liveris, President Chairman and CEO of Dow DUPONT AND DOW TO COMBINE IN MERGER OF EQUALS READ MORE Press Releases DUPONT AND DOW TO COMBINE IN MERGER OF EQUALS – Dec. 11, 2015 . View . Download PDF Shareholder Materials Link to Webcast Investor Presentation – Dec. 11, 2015 . Download PDF PRESS RELEASES . SHAREHOLDER MATERIALS . . Dow Investor Relations . DuPont Investor Relations © Dow DuPont Inc. All rights reserved. | Dow Privacy Policy | DuPont Privacy Policy | FORWARD LOOKING STATEMENTS DOW CONTACTS INVESTORS Jack Broodo jbroodo@dow.com +1 9896361463 MEDIA Rachelle Schikorra ryschikorra@dow.com +1 9896384090 DUPONT CONTACTS INVESTORS Greg Friedman greg.friedman@dupont.com +1 3027744994 MEDIA Dan Turner daniel.a.turner@dupont.com +1 3029968372

Press Releases

DUPONT AND DOW TO COMBINE IN MERGER OF EQUALS – Dec. 11, 2015

- View
- Download PDF

Shareholder Materials

Link to Webcast

Investor Presentation – Dec. 11, 2015

- Download PDF

PRESS RELEASES

SHAREHOLDER MATERIALS

DOW CONTACTS

INVESTORS

Jack Broodo
jbroodo@dow.com
+1 989-636-1463

MEDIA

Rachelle Schikorra
ryschikorra@dow.com
+1 989-638-4090

DUPONT CONTACTS

INVESTORS

Greg Friedman
greg.friedman@dupont.com
+1 302-774-4994

MEDIA

Dan Turner
daniel.a.turner@dupont.com
+1 302-996-8372

- Dow Investor Relations
- DuPont Investor Relations

© Dow DuPont Inc. All rights reserved. | Dow Privacy Policy |
DuPont Privacy Policy | FORWARD LOOKING STATEMENTS

ABOUT THE TRANSACTIONTransaction OverviewCost Synergies & SavingsIntended Spinoffs

DOW CONTACTS

INVESTORS

Jack Broodo
jbroodo@dow.com
+1 989-636-1463

MEDIA

Rachelle Schikorra
ryschikorra@dow.com
+1 989-638-4090

DUPONT CONTACTS

INVESTORS

Greg Friedman
greg.friedman@dupont.com
+1 302-774-4994

MEDIA

Dan Turner
daniel.a.turner@dupont.com
+1 302-996-8372

➜ Dow Investor Relations ➜ DuPont Investor Relations

© Dow DuPont Inc. All rights reserved. | Dow Privacy Policy |
DuPont Privacy Policy FORWARD LOOKING STATEMENTS

FOR SHAREHOLDERSFAQHow will the proposed transaction work?What are the advantages of this transaction?What are the terms of the merger? What will respective Dow and DuPont shareholders receive fortheir common stock as a result of the transaction?Who will lead the combined company?Who will comprise the combined company’s board of directors?Who will lead the Advisory Committees and what role will the Committees have?What will the combined company be called? Where will it be headquartered?If a separation is pursued, which businesses will comprise the independent companies?What are the benefits for customers?When is the transaction expected to close? When is the intended separation expected to takeplace?Investor Presentation View / Download the Investor presentationOther Shareholder information / documents Fact Sheet Link To Webcast DuPont Investor Relations Dow Investor Relations

DOW CONTACTS

INVESTORS

Jack Broodo
jbroodo@dow.com
+1 989-636-1463

MEDIA

Rachelle Schikorra
ryschikorra@dow.com
+1 989-638-4090

DUPONT CONTACTS

INVESTORS

Greg Friedman
greg.friedman@dupont.com
+1 302-774-4994

MEDIA

Dan Turner
daniel.a.turner@dupont.com
+1 302-996-8372

➜ Dow Investor Relations ➜ DuPont Investor Relations

© Dow DuPont Inc. All rights reserved. | Dow Privacy Policy
DuPont Privacy Policy (| FORWARD LOOKING STATEMENTS

PRESS RELEASES DUPONT AND DOW TO COMBINE IN MERGER OF EQUALS Will Create Highly Focused Leading Businesses in Agriculture, Material Science and Specialty Products; Intend to Subsequently Spin Into Three Independent, Publicly Traded Companies Wilmington, DE and Midland, MI, December 11, 2015 – DuPont (NYSE:DD) and The Dow Chemical Company (NYSE:DOW) today announced that their boards of directors unanimously approved a definitive agreement under which the companies will combine in an all-stock merger of equals. The combined company will be named DowDuPont. The parties intend to subsequently pursue a separation of DowDuPont into three independent, publicly traded companies through tax-free spin-offs. Download PDF Edward D. Breen, Chairman and CEO of DuPont, and Andrew N. Liveris, President Chairman and CEO of Dow DOW CONTACTS INVESTORS Jack Broodo jbroodo@dow.com +1 989-636-1463 MEDIA Rachelle Schikorra ryschikorra@dow.com +1 989-638-4090 DUPONT CONTACTS INVESTORS Greg Friedman

greg.friedman@dupont.com+1 3027744994MEDIADan Turnerdaniel.a.turner@dupont.com+1 3029968372 Dow Investor Relations DuPont Investor Relations© Dow DuPont Inc. All rights reserved. | Dow Privacy Policy |DuPont Privacy Policy | FORWARD LOOKING STATEMENTS

DOW CONTACTSINVESTORSJack Broodojbroodo@dow.com+1 9896361463MEDIARachelle Schikorraryschikorra@dow.com+1 9896384090DUPONT CONTACTSINVESTORSGreg Friedmangreg.friedman@dupont.com+1 3027744994MEDIADan Turnerdaniel.a.turner@dupont.com+1 3029968372Dow Investor Relations DuPont Investor Relations.© Dow DuPont Inc. All rights reserved. | Dow Privacy Policy |DuPont Privacy Policy . | FORWARD LOOKING STATEMENTS ..

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, The Dow Chemical Company (“Dow”) and E. I. du Pont de Nemours and Company (“DuPont”) will cause Diamond-Orion HoldCo, Inc. (“Diamond-Orion HoldCo”), to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Dow and DuPont and that also will constitute a prospectus of Diamond-Orion HoldCo. Dow, DuPont and Diamond-Orion HoldCo may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which Dow, DuPont or Diamond-Orion HoldCo may file with the SEC. INVESTORS AND SECURITY HOLDERS OF DOW AND DUPONT ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Dow, DuPont and Diamond-Orion HoldCo through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Dow or DuPont at the following:

Dow	DuPont
2030 Dow Center	974 Centre Road
Midland, MI 48674	Wilmington, DE 19805
Attention: Investor Relations	Attention: Investor Relations:
1-989-636-1463	1-302-774-4994

Participants in the Solicitation

Dow, DuPont, Diamond-Orion HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Dow’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Dow’s Form 10-K for the year ended December 31, 2014 and its proxy statement filed on March 27, 2015, which are filed with the SEC.  Information regarding DuPont’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in DuPont’s Form 10-K for the year ended December 31, 2014 and its proxy statement filed on March 23, 2015, which are filed with the SEC.  A more complete description will be available in the registration statement on Form S-4 and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other

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forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the merger, (ii) the ability of Dow and DuPont to integrate the business successfully and to achieve anticipated synergies, risks and costs and pursuit and/or implementation of the potential separation, including timing anticipated, any changes to the configuration of businesses included in the potential separation if implemented, (iii) potential litigation relating to the proposed transaction that could be instituted against Dow, DuPont or their respective directors, (iv) the risk that disruptions from the proposed transaction will harm Dow’s or DuPont’s business, including current plans and operations, (v) the ability of Dow or DuPont to retain and hire key personnel, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (vii) uncertainty as to the long-term value of Diamond-Orion HoldCo common stock, (viii) continued availability of capital and financing and rating agency actions, (ix) legislative, regulatory and economic developments and (x) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Dow’s or DuPont’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Dow nor DuPont assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

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